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                                                                      EXHIBIT 99

CARACO PHARMACEUTICAL LABORATORIES


FOR IMMEDIATE RELEASE                                  CONTACT:  William R. Hurd
                                                                  (313) 871-8400

              CARACO ANNOUNCES REDUCTION OF ITS BOARD OF DIRECTORS

             Detroit, MI, September 19, 1996 -- Caraco Pharmaceutical Laboratories, Ltd. (BULLETIN BOARD:CARA) today announced that it has reduced its Board of Directors from 11 to 7 members. In doing so Caraco accepted resignations from Betty R. Anderson, Ronald R. Dobbins, William R. Hurd, Theodore H. Glenn and Robert P. Roselle. Present directors include David W. Adamany, C. Arnold Curry, Cara J. Curry, David A. Hagelstein, Jay F. Joliat and John R. Morris.

             Dr. Phyllis Harrison-Ross was elected to Caraco's Board as its 7th member. Dr. Harrison-Ross has more than 25 years in the Community Mental Health profession. She presents a remarkably diverse career as a Hospital Administrator, Researcher, Academician, Public Health Consultant, Forensic Psychiatrist and Public Educator. Dr. Harrison-Ross trained as an Adult and Child Psychiatrist as well as a Pediatrician, and continues to lend her administrative and clinical talents to serving the diverse, hard-to reach and underserved population of New York.

             Caraco's Board stated that Dr. Harrison-Ross is a welcome addition to the Board. Her broad background will bring valuable perspective and insights to the Company and will help fashion the future plans of Caraco.

             Caraco Pharmaceutical Laboratories, Ltd. is engaged in developing, manufacturing and marketing generic drugs for the ethical and over-the-counter markets. In August 1995, the Company signed a distribution agreement with leading pharmaceutical and health care product distributor McKesson Drug Company, a subsidiary of $13 billion McKesson Corp. (NYSE:MCK), which provides Caraco with access to McKesson's existing distribution networks. Among Caraco's 14 generic products, are Nifedipine, a calcium blocker for the cardiovascular market, SureLac(TM), a lactase enzyme tablet which permits enjoyment of dairy products without discomfort; and additional products used for pain relief, sleeplessness, and coughs and colds.
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